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                             ARTICLES SUPPLEMENTARY

     Kevin E. Brannon and Marjorie McGinnis certify that they are the Chairman and Assistant Secretary, respectively, of Frederick Brewing Co., a Maryland corporation (hereinafter referred to as the "Corporation" or the "Company"); that, pursuant to the Articles of Incorporation, as amended, and Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation adopted the following resolutions on December 24, 1997; and that none of the Series E Convertible Preferred Stock referred to in these Articles Supplementary has been issued.

     1. Creation of Series E Convertible Preferred Stock. There is hereby created a series of preferred stock consisting of 3,000 shares and designated as the Series E Convertible Preferred Stock, having the voting powers, preferences, relative, participating, limitations, qualifications optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth below.

     2. Dividend Provisions. The holders of shares of Series E Convertible Preferred Stock shall be entitled to receive, an 4% annual dividend, equal in value to $40.00 per share, payable on each July 1 commencing on July 1, 1998 on conversion pro rata based on a 360-day year. In the option of the Corporation, such dividend may be paid in cash or in Common Stock valued at the Conversion Rate in effect as of such July 1 or the Conversion Date. Each share of Series E Convertible Preferred Stock shall rank on a parity with each other share of Series E Convertible Preferred Stock with respect to dividends.

     3. Redemption Provisions. Each outstanding share of the Series A Convertible Preferred Stock is redeemable on the following manner, at a price of $1,300.00 per Share (the "Redemption Price"). The Corporation shall have the right to redeem each share on the 120th day following the Closing Date (as such term is defined in Section 5(a)(3) (the "Redemption Date"), by giving facsimile notice (followed within 48 hours by personal delivery) to the registered holder of the Shares on or before five calendar days prior to the Redemption Date, that the Company intends to redeem the shares. The Shares may be redeemed in whole or in part. The Corporation shall deliver the Redemption Price payable by bank check or wire transfer, to the holder of the Shares redeemed within 3 business days of the Redemption Date. If the Redemption Date falls on a day on which the New York Stock Exchange is closed, the Redemption Date shall be fixed at the next day on which such exchange is open for business.

     4. Liquidation Provisions. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Series E Convertible Preferred Stock shall be entitled to receive an amount equal to $1,300.00 per share. After the full preferential liquidation amount has been paid to, or determined and set apart for the Series E Convertible Preferred Stock and all other series of Preferred Stock hereafter authorized and issued, if any, the remaining assets of the Corporation available for distribution to shareholders shall be distributed ratably to the holders of the common stock. In the event the assets of the Corporation available for distribution to its shareholders are insufficient to pay the full preferential liquidation amount per share required to be paid the Corporation's Series E Convertible Preferred Stock, the entire amount of assets of the Corporation available for distribution to shareholders shall be paid up to their respective full liquidation amounts first to the Series E Convertible Preferred Stock, then to any other series of Preferred Stock hereafter authorized and issued, all of which amounts shall be distributed ratably among holders of each such series of Preferred Stock, and the common stock shall receive nothing. A reorganization or any other consolidation or merger of the Corporation with or into any other corporation, or any other sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4, and the Series E, Convertible Preferred Stock shall be entitled only to (i) the right provided in any agreement or plan governing the reorganization or other consolidation, merger or sale of assets transaction, (ii) the rights contained in the Maryland General Corporation Law and (iii) the rights contained in other Sections hereof.

     5. Conversion Provisions. The holders of shares of Series E Convertible Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):